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                              October 24, 2023

       James C. Flores
       Chief Executive Officer
       Flame Acquisition Corp.
       700 Milam Street, Suite 3300
       Houston, TX 77002

                                                        Re: Flame Acquisition
Corp.
                                                            Amendment No. 4 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed October 13,
2023
                                                            File No. 001-40111

       Dear James C. Flores:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A filed October 13, 2023

       Pipeline 901 Incident, page 252

   1. In response to comment 4, you discuss in your response letter that PPC is the entity that is responsible for
obtaining the referenced regulatory approvals and will continue to be in the event any
regulatory approvals are pending post-closing. Please clarify post close of the Sable-EM purchase
agreement, which entity will be responsible for obtaining
                                                        regulatory approvals.
Please also disclose if a delay in regulatory approvals could delay the close of the
Sable-EM Purchase Agreement, or alternatively, disclose if the Sable-EM
                                                        Purchase Agreement can
close before regulatory approvals are received necessary to
                                                        restart production and
discuss any impact this could have on the regulatory approval process. For example,
you disclose that PPC/EM intends to submit to OSFM an
                                                        alternative CBAT
implementation plan that will not require Santa Barbara County zoning approval. If this plan
is not submitted, or not approved by OSFM before the time
                                                        shareholders approval
the business combination and the substantially concurrent
                                                        consummation of the
transactions contemplated by the Sable-EM Purchase Agreement, please disclose any
impact this could have on the regulatory approval process and the
 James C. Flores
Flame Acquisition Corp.
October 24, 2023
Page 2
      business combination.
2. As part of Sable obtaining the SYU and Pipeline assets, you disclose on page 159 that following closing of the Sable-EM Purchase Agreement, Sable will similarly need to obtain a Line 901 and Line 903 permit transfer for Change of Ownership, Change of
      Guarantor, and Change of Operator from EM to Sable. Please disclose any risks from this requirement; for example, disclose if even after closing of the Sable-EM Purchase
      Agreement, if Sable will need to obtain a Line 901 and Line 903 permit transfer for
      Change of Ownership, Change of Guarantor, and Change of Operator from EM to Sable from the Santa Barbara County Planning Commission, and disclose if this transfer may not be approved and any resulting impact on your operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher, Staff Accountant, at (202) 551- 3706 if you have questions regarding comments on the financial statements and related matters. Please contact
Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Kevin Dougherty, Attorney-
Adviser, at (202) 551-3271 with any other questions.



                                                          Sincerely,
FirstName LastNameJames C. Flores
                                                          Division of
Corporation Finance
Comapany NameFlame Acquisition Corp.
                                                          Office of Energy &
Transportation
October 24, 2023 Page 2
cc:       Ryan Maierson
FirstName LastName